                                                            June16, 2011

Linda Stirling, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re: Response to Comments on 485(a) filing for Wells Fargo Advantage Dow Jones Target 2055 Fund (the “Fund”)

Dear Ms. Stirling:

In response to your comments to the Registrant’s filing made on April 1, 2011 pursuant to Rule 485(a) of the Securities Act of 1933 (accession no. 0001081400-11-000057), which you relayed to us in our telephone conversation on May 3, 2011, please note the following responses:

Comment:       You requested that we indicate in our Fees and Expenses disclosure for the Fund that the Adviser does not have the power on its own, without the approval of the Board of Trustees, to change the fee waiver after the commitment expiration date of such waiver.

Response:        The footnote to the Annual Fund Operating Expenses table in the Fund summary explains that the fee cap may be changed or the commitment to maintain such cap may be terminated only with the approval of the Board of Trustees, even after the expiration date of the fee waiver.   We thus believe that the current disclosure adequately informs shareholders that the Adviser, without Board approval, cannot change the Total Annual Fund Operating Expenses After Fee Waiver even after the expiration date of the fee waiver.

Comment:       You requested that we clarify the specific length of the fee waiver commitment in the Example of Expenses located in the Fund summary.

Response:        We believe that because we indicate in a footnote to the Annual Fund Operating Expenses table (i.e., the table immediately preceding the Example of Expenses table) the exact expiration date of the contractual fee waiver, it is not necessary to repeat the same information in the Example of Expenses table immediately below it.  We thus respectfully decline to add this language.

Comment:       You requested that we include in the prospectus an illustration of the glide path for the Fund.

Response:        We have included an illustration of the glide path for the Fund in the prospectus.

Comment:       You requested that we revise our disclosure regarding derivatives to be more specific to the types of derivatives utilized by the Fund.

Response:        We have reviewed the specific types of derivatives expected to be utilized by the Fund and made the below changes to the principal investment strategies:

Principal Investment Strategies

“[…] The Diversified Stock Portfolio and the Diversified Fixed Income Portfolio seek to approximate, before fees and expenses, the total return of the respective equity and fixed income portions of the Dow Jones Target Today IndexSM by investing in the securities that comprise the sub-indexes representing the equity and fixed income asset classes, respectively, which securities may include, among others, growth and value stocks, foreign and emerging market equity investments, and securities of smaller companies~~and derivatives~~, as well as debt securities, including corporate bonds, mortgage- and asset-backed securities and U.S. and foreign government obligations. The Diversified Stock Portfolio may also use derivatives, such as stock index futures in order to manage movements of the portfolio against certain indexes.[…]”

In addition, we have revised the principal investment risks for the Fund to include the below “Stock Index Futures Risk”:

Stock Index Futures Risk

“Because the stock index futures utilized by a Fund are standardized and exchange-traded, where the exchange serves as the ultimate counterparty for all contracts, the primary credit risk on futures contracts is the creditworthiness of the exchange. The stock index futures utilized by a Fund are also subject to market risk and index tracking risk.”

Comment:       You requested in the section entitled “Tax Information” in the Fund summary that we disclose that subsequent withdrawals by an investor under certain tax advantaged investment plans, including 401(k)s, may be subject to federal income tax.

Response:        We respectfully decline to include this language as such disclosure is outside the scope of Item 7 of Form N-1A.  In addition, since the potential for investor withdrawals from tax-advantaged investments past the end of a statutory (or other defined) deferral period is a tax matter that is investor specific, we have instead revised our disclosure in the section entitled “Tax Information” in the Fund summary to include the following sentence:

“You should consult your tax adviser about your specific tax situation.”

Comment:       You indicated that you believe that the principal investment strategies disclosure in the Fund summary is not a summary, but instead, repeats the exact same information disclosed in the principal investment strategies in the section entitled “Target 2055 Fund.”

Response:        While we agree that there is a significant amount of overlap between the principal investment strategies in the Fund summary and the principal investment strategies in the section entitled “Target 2055 Fund” (the “Item 9 disclosure”), we believe that the Fund Summary disclosure provides an appropriate level of detail that is relevant to a prospective shareholder in making an investment decision.  In the Item 9 disclosure, the description of the principal investment strategies differs from that in the Fund summary in that it offers information concerning specific investments of the underlying portfolios that the Fund summary lacks.  The Item 9 disclosure, for example, indicates that the Fund has the ability to invest in more or few master portfolios, or directly in a portfolio of securities. The Fund summary lacks this description. Thus certain strategies have not been included in the description of principal investment strategies in the Fund summary for the Fund, although they are included in the Item 9 disclosure.  Throughout the Wells Fargo Advantage Funds complex, we have taken the approach of including consistent core principal investment strategies disclosure in both the Fund summary and the Item 9 disclosure, while providing additional detail in the Item 9 disclosure where relevant.  We believe this approach best serves the interest of adequately informing potential investors about a Fund’s investment strategy.  Consequently, we respectfully decline to modify the description of the principal investment strategies for the Fund.

Comment:       You indicated that we should disclose that the investment objective of the Fund is non-fundamental, and may be amended upon 60 days notice to the shareholders.

Response:        We have added the below text following the investment objective in the section entitled “Target 2055 Fund”:

“The Fund's Board of Trustees can change this investment objective without a shareholder vote upon 60 days notice.”

Comment:       You indicated that you do not believe that strategy disclosure regarding active trading is appropriate for this Fund.

Response:        We have removed the disclosure regarding active trading.

Comment:       You have indicated that it would be appropriate for the Fund to mention the investment adviser's fee waiver in the "Organization and Management" section of the prospectus.

Response:        We have revised the disclosure to the “Organization and Management” section of the prospectus as follows:

“For a Fund's most recent fiscal year end, the advisory fee paid to Funds Management, net of any applicable waivers and reimbursements, was as follows:”

Comment:       You have requested that we file the Fee Waiver agreement as an Exhibit to the Registration Statement.

Response:         We will file the Amended and Restated Fee and Expense Agreement as Exhibit (d)(2) to Part C of Form N-1A.

Comment:       You indicated that if the Fund is a seller of credit default swaps, we should disclose that the fund will cover the notional amount of such swap.

Response:        The Fund is not a seller of credit default swaps.

            *                      *                      *                      *                      *

We make the following representations to you:

            -the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

            -staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

            -the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As stated previously, we completed a Form N-1A filing for the Fund pursuant to Rule 485(a) under the Securities Act of 1933 on April 1, 2011, and we intend to complete the Form N-1A filing for the Fund pursuant to Rule 485(b) under the Securities Act of 1933 on or about June 24, 2011, which will also include information concerning all of the other Wells Fargo Advantage Dow Jones Target Date Funds in addition to the Fund.  Such filing will incorporate your comments, where applicable, as outlined in this letter, and will make other non-material changes.

Please feel free to call me at (617) 210-3662 if you have any questions or comments in this matter.

Sincerely,

/s/ Brian J. Montana

Brian J. Montana

Senior Counsel

WELLS FARGO FUNDS MANAGEMENT, LLC